UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-30406 CUSIP NUMBER 42222L107

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition PeriodEnded:

Read Instruction Before Prepaing Form. Please Print or Type.
Nothing in this form shall be contrued to imply that the Commission has verified any indormation contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HealthTronics, Inc.
Full Name of Registrant

Former Name if Applicable

1301 Capital of Texas Highway, Suite 200B
Address of Principal Executive Office (Street and Number)

Austin, Texas 78746
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

HealthTronics, Inc. (the “Company”) could not file its Form 10-K for the year ended December 31, 2005 by the filing deadline without unreasonable effort or expense because additional time is needed to complete an analysis and determination of whether certain items in the Company’s financial statements should be adjusted. The Company will file its Form 10-K for the year ended December 31, 2005 as soon as practicable following the resolution of the foregoing matters.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	James S.B. Whittenburg	(512)	328-2892
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes			☐ No

As stated above, additional time is needed to complete an analysis and determination of whether certain items in the Company’s financial statements should be adjusted.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HealthTronics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2006	By	/s/ James S.B. Whittenburg
James S.B. Whittenburg
President-AK Specialty Vehicles, Senior Vice President - Development and General Counsel